Exhibit 11.1
RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended
	August 31,
	2007	2006
Shares Outstanding
For computation of basic earnings per share of common stock

Weighted average shares	119,677	117,467

Total shares for basic earnings per share	119,677	117,467

For computation of diluted earnings per share of common stock

Net issuable common share equivalents	2,316	2,691

Additional shares issuable assuming conversion of convertible securities	8,033	8,034

Total shares for diluted earnings per share	130,026	128,192

Net Income
Net income applicable to shares of common stock for basic earnings per share	$68,268	$61,342

Add: Income effect of convertible securities	771	933

Net income applicable to shares of common stock for diluted earnings per share	$69,039	$62,275

Basic Earnings Per Share of Common Stock	$0.57	$0.52

Diluted Earnings Per Share of Common Stock	$0.53	$0.49

The accompanying notes to consolidated financial statements are an integral part of these statements.